Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Softto Holdings Limited	British Virgin Islands
Softto Co., Limited	Hong Kong
Guangzhou Softto Investment Holdings Co., Ltd	China
Softto Smart Brand Management Co., Ltd	China
Guangzhou Douyue Technology Innovation Co., LTD	China
Guangzhou Yuebang Personal Care Products Co., LTD	China
Guangzhou Haoyuan Daily Chemical Trading Co., LTD	China
Guangzhou Softto Brand Management and Operation Co., Ltd.	China
Softto Retail Trading (Guangzhou) Co., Ltd.	China
Softto Trading (Guangzhou) Co. Ltd.	China
Softto E-Commerce (Guangzhou) Co., Ltd.	China
Softto Inc.	U.S.A.
Tikas (Guangzhou) High-tech Co., LTD	China